UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 001-13461
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Group 1 Automotive, Inc. 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, Texas 77024
(713) 647-5700

REQUIRED INFORMATION
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed for the Group 1 Automotive, Inc. 401(k) Savings Plan:
Financial Statements and Supplemental Schedules
     Report of Independent Registered Public Accounting Firm
     Statements of Net Assets Available for Benefits — December 31, 2009 and 2008
     Statement of Changes in Net Assets Available for Benefits — For the Year Ended December 31, 2009
     Notes to Financial Statements — December 31, 2009 and 2008
     Supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
     Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Signature
Exhibits
     Consent of UHY LLP (Exhibit 23.1)

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
Houston, Texas
FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
Group 1 Automotive, Inc. 401(k) Savings Plan
Houston, Texas
We have audited the accompanying statements of net assets available for benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with generally accepted accounting principles in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions and supplemental schedule of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ UHY LLP
Houston, Texas
June 25, 2010

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Investments, at fair value
Interest-bearing cash	$17,280,419	$52,709
Mutual funds	69,065,830	55,989,758
Common/collective trust funds	3,366,398	18,301,478
Common stock	2,663,536	1,516,198
Participant loans	4,710,973	4,871,355

Total Investments at Fair Value	97,087,156	80,731,498

Receivables
Participant contributions	130,303	113,775
Accrued income	12,990	12,814

Total Receivables	143,293	126,589

TOTAL ASSETS	97,230,449	80,858,087

LIABILITIES
Excess contributions refundable	375,048	345,394

TOTAL LIABILITIES	375,048	345,394

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	96,855,401	80,512,693

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	—	2,509,515

NET ASSETS AVAILABLE FOR BENEFITS	$96,855,401	$83,022,208

The accompanying notes are an integral part of these financial statements.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS TO NET ASSETS
Investment Income:
Net appreciation in fair value of investments	$18,293,009
Interest and dividends	292,458

Total Investment Income	18,585,467

Contributions:
Participants	8,557,561
Rollover	283,657

Total Contributions	8,841,218

Total Additions To Net Assets	27,426,685

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	(13,530,310)
Administrative expenses	(63,182)

Total Deductions From Net Assets	(13,593,492)

NET INCREASE IN NET ASSETS	13,833,193

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	83,022,208

End of Year	$96,855,401

The accompanying notes are an integral part of these financial statements.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
(1)	DESCRIPTION OF THE PLAN
General — Group 1 Automotive, Inc. 401(k) Savings Plan (the “Plan”) is a defined contribution plan, adopted July 1, 1999, covering all employees of Group 1 Automotive, Inc. (the “Company”). As of December 31, 2009, a total of 7,039 persons were participants in or beneficiaries of the Plan. The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
Administration of the Plan – The trustee for the Plan’s participant directed assets is Bank of America, N.A. (the “Trustee”).
Eligibility — An employee is eligible to become a participant in the Plan after being credited with 90 days of service and having attained age 18.
Contributions — Participants may elect to make pretax contributions to the Plan in an amount up to 50% of their eligible annual compensation. Participant contributions were limited to $16,500 for 2009. This limitation is adjusted periodically to reflect cost-of-living increases as prescribed by the Internal Revenue Service (“IRS”). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions ($5,500 for 2009). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
The Company may contribute a discretionary amount based on the amount the participant contributes to the Plan. The matching Company contribution may be in the form of cash or shares of Company stock or a combination, but has been historically in cash. The Board of Directors shall determine, by business unit, whether employer matching contributions will be made for the plan year, the matching percentage, and the percentage of a participant’s compensation upon which the match shall be based for each payroll period. For the year ended December 31, 2009, no discretionary matching contributions were made under the Plan.
Participant Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contributions and plan earnings, and at times, charged with an allocation of administrative expenses. Allocations are based on participant contributions, participant earnings or account balances, as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — A participant is immediately fully vested with respect to the portion of their account attributable to participant contributions and rollover contributions plus actual earnings thereon. Vesting in the remainder of each participant’s account plus earnings thereon is based on years of continuous service. With respect to the employer matching contribution, vesting is as follows:

Years of Service	Vesting Percentage
less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%
Forfeitures — Forfeited employer matching contributions will be used to pay for administrative expenses or to reduce future employer contributions. For the year ended December 31, 2009, forfeitures amounting to $10,209 were used to reduce Plan administrative expenses. No forfeitures were used to reduce employer contributions during 2009. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $269,558 and $96,197, respectively.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Investments — Each participant directs the investment of their account into any of the available investment options offered by the Plan, including shares of Company stock.
Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from 1-5 years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates.
Form of Benefits — Generally, under the terms of the plan agreement, participants become fully vested in their accounts upon retiring after reaching normal retirement age or becoming partially or totally disabled prior to their retirement date. The participant may elect to have the distribution received in cash or in shares of Company stock. Upon the death of a participant while actively employed, his or her account balance becomes fully vested. A participant terminating employment prior to retirement is entitled to receive that portion of their account which is vested. Benefits are paid as a lump-sum amount as defined in the plan agreement.
In-Service Withdrawals — A participant may withdraw from his or her rollover contribution account any or all amounts held in such account at any time. A participant who has attained age 59 1/2 may withdraw from his or her account an amount not exceeding his or her vested account balance. A participant who has suffered financial hardship may withdraw the lesser of his or her vested account balance or the amount of financial hardship as defined in the plan agreement.
Plan Termination — The Company has the right under the Plan to terminate the Plan subject to provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”). Upon termination, the assets then remaining shall be subject to the applicable provisions of the Plan then in effect and shall be used until exhausted to pay benefits to employees in the order of entitlement. In addition, all participants would become fully vested in their accrued benefits, including employer contributions and earnings, as of the date of termination.
(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting Standards Codification — In June 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles, which establishes the ASC as the sole source of authoritative guidance for generally accepted accounting principles in the United States of America. Pursuant to the provisions of ASC 105, the Plan has updated its references to generally accepted accounting principles in the Unites States of America (“GAAP”) in its financial statements. The adoption of ASC 105 did not impact the Plan’s financial position or results of operations.
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with GAAP.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the reported amounts of changes in net assets available for benefits and disclosures during the reporting period. Actual results could differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.
Risks and Uncertainties — The Plan provides for several investment options, which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Valuation of Investments — Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Net unrealized appreciation or depreciation is included in the carrying value of related investments in the Statements of Net Assets Available for Benefits and the changes in the net unrealized appreciation or depreciation are reflected in the Statement of Changes in Net Assets Available for Benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan’s investment in common stocks and mutual funds are stated at fair value and are based upon quoted market prices. Investment in the Company’s common stock are valued at fair value and based on quoted market prices. Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans. Shares of common/collective funds are valued at net asset value and for investment contracts valuation is measured at fair value, with reconciliation to contract value for fully benefit responsive investments contracts, as determined by the trustee of the Plan’s assets.
In accordance with the FASB guidance, investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan invests in fully benefit-responsive investment contracts held in the Merrill Lynch Retirement Preservation Trust, a common/collective trust fund. The Plan’s Statements of Net Assets Available for Benefits presents the fair value of these investment contracts as well as the related adjustment from fair value to contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. As of December 31, 2009, there were no investments in fully benefit-responsive investment contracts, and thus there is no adjustment from fair value to contract value at December 31, 2009.
In April 2009, the FASB issued new guidance for determining fair value when the volume and level of activity for the asset and liability have significantly decreased and identifying transactions that are not orderly, which emphasizes even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. The guidance requires increased disclosures and provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The effective date of this new guidance is for reporting periods ending after June 15, 2009, and shall be applied prospectively. The Plan has adopted the new guidance and determined it did not have a material effect on its current valuation methods and did not affect the Plan’s net assets available for benefits or changes in net assets available for benefits.
Payment of Benefits — Benefits are recorded when paid.
Administrative Expenses — Fees and expenses incurred in the administration of the Plan are charged to and paid from the Plan’s assets to the extent not paid by the Company.
Subsequent Events — The Plan evaluates events and transactions that occur after the date of the financial statements but before the financial statements are available to be issued. The Plan evaluated such events and transactions through the date the financial statements were available for issuance. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2009.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

(3)	INVESTMENTS
The following investments at December 31, 2009 and 2008 are recorded at fair market value. Investments noted with an asterisk represent more than 5% of the Plan’s net assets at December 31, 2009 and 2008.

	2009		2008
Interest-Bearing Cash
Merrill Lynch Trust Company	$50,609		$52,709
Premier institutional Money Market Fund	17,229,810	*	—
Mutual Funds
American Bond Fund of America	10,366,802	*	8,958,202	*
Van Kampen Growth & Income Fund	10,006,137	*	8,199,258	*
Alger Capital Appreciation Institutional Portfolio Fund	8,551,242	*	6,313,392	*
Allianz NFJ Small-Cap Value Fund	6,669,327	*	5,770,866	*
ING International Value Fund	7,036,976	*	5,635,261	*
MFS International Growth Fund	7,639,733	*	5,634,164	*
American Growth Fund of America	7,023,159	*	5,528,611	*
The Oakmark Equity & Income Fund	4,586,040		4,529,855	*
Munder Mid-Cap Core Growth Fund	3,118,025		2,553,069
Columbia Mid-Cap Value Fund	2,335,483		1,843,698
Van Kampen Small Cap Growth Fund	1,314,029		1,023,341
American Century Inflation Adjusted Fund	418,877		—
Blackrock Total Return Portfolio Fund	—		41
Common/Collective Trust Funds
Merrill Lynch Equity Index Trust II Fund	3,366,398		2,756,924
Merrill Lynch Retirement Preservation Trust Fund	—		15,544,554	*
Common Stock
Group 1 Automotive, Inc.	2,663,536		1,516,198
Participant Loans	4,710,973		4,871,355	*

	$97,087,156		$80,731,498

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$15,177,550
Common/collective trust funds	924,305
Group 1 Automotive, Inc. common stock	2,191,154

$18,293,009

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
(4)	FAIR VALUE DISCLOSURES

The FASB provides a framework for measuring fair value using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon whether the inputs to those valuation techniques are observable or unobservable. This hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical financial instruments and the lowest priority to unobservable inputs. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The financial instrument’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. These inputs are summarized in the three broad levels listed below:

Level 1 — Unadjusted quoted prices for identical financial instruments in active markets that the Plan has the ability to access.

Level 2 — Other significant observable inputs (including quoted prices in active markets for similar financial instruments), or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instruments.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the financial instruments. The fair value of Level 3 financial instruments is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Following is a description of the valuation techniques used for assets measured at fair value. There have been no changes in the techniques used during 2009 and 2008.

Interest-Bearing Cash, Mutual Funds and Common Stock

The Plan classifies funds from the Plan cash account and settlement fund as interest-bearing cash. The settlement fund is comprised of the cash from the settling of fund investments. These funds are then transferred to the interest-bearing cash account where they are then utilized for future investments. Based upon these considerations the Plan has classified interest-bearing cash within Level 1 of the fair value hierarchy framework.

The Plan maintains investments in multiple mutual funds and the Company’s common stock. The Plan determined that the valuation measurement inputs of the mutual funds and the Company’s stock represents unadjusted quoted prices in active markets. Accordingly, the Plan has classified these investments within Level 1 of the fair value hierarchy framework.

Common or Collective Trust Funds

The Plan maintains investments in common or collective trusts funds. The Plan determined that the valuation measurement inputs of the fund investments represent prices based upon quoted market prices utilizing public information, independent external valuations from third-party pricing services or third-party advisors. Accordingly, the Plan has concluded the valuation measurement inputs of these funds to represent, at their lowest level, quoted market prices for identical or similar assets in markets where there are few transactions for the assets and has categorized such investments within Level 2 of the fair value hierarchy framework.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Participant Loans

Participant loans are cash loans made to Plan members who hold accounts with the Plan. The amounts are repaid to the Plan at a market interest rate as determined in accordance with the Plan agreement. Any loans not repaid are treated as a cash distribution at the full loan amount to the participant in compliance with U.S. tax laws. The fair value of these loans are reported at amortized cost and cannot be readily determined in an active market or other observable market as it is not practical to estimate the loan’s fair value due to restrictions on the transferability of the loans. The Plan has classified participant loans, which mature through August 2019, within Level 3 of the fair value hierarchy framework.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair values of investments are categorized as follows at December 31, 2009 and 2008:

	2009
	Level 1	Level 2	Level 3	Total

Interest-Bearing Cash
Money Market Funds	$17,229,810	$—	$—	$17,229,810
Cash	50,609	—	—	50,609
Mutual Funds
Large Cap Equity Funds	25,580,538	—	—	25,580,538
International Equity Funds	14,676,709	—	—	14,676,709
Fixed Income Funds	10,785,679	—	—	10,785,679
Small Cap Equity Funds	7,983,356	—	—	7,983,356
Mid Cap Equity Funds	5,453,508	—	—	5,453,508
Balanced Funds	4,586,040	—	—	4,586,040
Common/Collective Trust
Equity Index Fund	—	3,366,398	—	3,366,398
Common Stock	2,663,536	—	—	2,663,536
Participant Loans	—	—	4,710,973	4,710,973

Total Assets at Fair Value	$89,009,785	$3,366,398	$4,710,973	$97,087,156

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

	2008
	Level 1	Level 2	Level 3	Total
Interest-Bearing Cash	$52,709	$—	$—	$52,709
Mutual Funds
Large Cap Equity Funds	20,041,261	—	—	20,041,261
International Equity Funds	11,269,425	—	—	11,269,425
Fixed Income Funds	8,958,202	—	—	8,958,202
Small Cap Equity Funds	6,794,207	—	—	6,794,207
Mid Cap Equity Funds	4,396,767	—	—	4,396,767
Balanced Funds	4,529,896	—	—	4,529,896
Common/Collective Trust
Stable Value Funds	—	15,544,554	—	15,544,554
Equity Index Fund	—	2,756,924	—	2,756,924
Common Stock	1,516,198	—	—	1,516,198
Participant Loans	—	—	4,871,355	4,871,355

Total Assets at Fair Value	$57,558,665	$18,301,478	$4,871,355	$80,731,498

There were no significant transfers in and/or out of the fair value categories during 2009 and 2008.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance, as of January 1, 2009	$4,871,355

Loan Issuances	2,594,273
Loan Repayments	(1,952,244)
Deemed Distributions	(802,411)

Balance, as of December 31, 2009	$4,710,973

(5)	INCOME TAX STATUS

The Internal Revenue Service has ruled in a letter dated September 24, 2001, that the Plan was designed under and in compliance with the applicable sections of the Internal Revenue Code (“IRC”) and, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter to comply with IRS guidelines. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. No provision for income taxes, therefore, has been included in the Plan’s financial statements. During the first quarter of 2009, the Plan filed for a new determination letter to include all amendments to the Plan to date; however, no determination letter has been received through the date the financial statements were available for issuance.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
(6)	PARTIES-IN-INTEREST

The Plan invests in various funds offered by Merrill Lynch Trust Company (“Merrill Lynch”). These investments are considered party-in-interest transactions because Merrill Lynch serves as asset custodian and record keeper for the Plan. The Plan Administrator has approved of these investment options. Fees paid by the Plan to Merrill Lynch for administrative services rendered amounted to $63,182 for the year ended December 31, 2009. Certain Plan administrative costs have been paid by the Company. The Plan also invests in the Company’s common stock. Transactions in Company stock are considered party-in-interest transactions because the Company is the Plan’s sponsor.

(7)	EXCESS CONTRIBUTIONS REFUNDABLE

The Plan was required to return excess contributions for the years ended December 31, 2009 and 2008 in the amount of $375,048 and $345,394, respectively, which includes the earnings, to certain active participants to satisfy the relevant non-discrimination provisions of the Plan. The refunds were made within two and a half months after the Plan year. Therefore the amounts were recorded as a liability of the Plan.

(8)	DISTRIBUTIONS PAYABLE

At December 31, 2009, amounts allocated to accounts of persons who have requested distributions from the Plan, but have not been paid as of year end was approximately $35,711. These distributions are not reported as a liability on the statement of net assets for benefits, in accordance with GAAP.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
Plan Number 001 EIN 76-0506313

Total that Constitutes Nonexempt Prohibited Transactions
Participant
Contributions		Contributions	Contributions	Total Fully Corrected
Transferred Late to	Contributions Not	Corrected Outside	Pending Correction	Under VFCP and PTE
Plan	Corrected	VFCP	in VFCP	2005-51
$7,392	—	7,392	—	$—
See Report of Independent Registered Public Accounting Firm.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
Plan Number 001 EIN 76-0506313

	(b) Identity of
	Issue, Borrower,	(c) Description of Investment Including
	Lessor or	Maturity Date, Rate of Interest,			(e) Current
(a)	Similar Party	Collateral, Par or Maturity Value	(d) Cost		Value
*	(A)	Interest-bearing cash	*	*	$50,609

	(A)	468,561.225 shares — Alger Capital Appreciation Institutional Portfolio Fund	*	*	8,551,242

	(A)	179,563.038 shares — The Oakmark Equity & Income Fund	*	*	4,586,040

	(A)	878,542.583 shares — American Bond Fund of America	*	*	10,366,802

	(A)	210,783.680 shares — Columbia Mid-Cap Value Fund	*	*	2,335,483

	(A)	275,137.240 shares — Allianz NFJ Small-Cap Value Fund	*	*	6,669,327

	(A)	257,447.177 shares — American Growth Fund of America	*	*	7,023,159

	(A)	578,723.951 shares — Van Kampen Growth & Income Fund	*	*	10,006,137

	(A)	615,120.286 shares — ING International Value Fund	*	*	7,036,976

	(A)	145,196.545 shares — Van Kampen Small Cap Growth Fund	*	*	1,314,029

	(A)	362,416.158 shares — MFS International Growth Fund	*	*	7,639,733

	(A)	137,479.053 shares — Munder Mid-Cap Core Growth Fund	*	*	3,118,025

	(A)	36,424.067 shares — American Century Inflation Adjusted Fund	*	*	418,877

*	(A)	37,017.788 shares — Merrill Lynch Equity Index Trust II Fund	*	*	3,366,398

*	(A)	17,229,809.703 shares — Merrill Lynch Premier Institutional Money Market Fund	*	*	17,229,810

*	(A)	93,951.895 shares — Group 1 Automotive, Inc.	*	*	2,663,536

*	Participant Loans	Loans to Participants at interest rates ranging from 4.25% to 9.5%	—		4,710,973

					$97,087,156

*	Represents a party-in-interest.

**	Not applicable as permitted by Department of Labor for participant directed individual account plans.

(A)	All transactions were with Merrill Lynch Trust Company.
See Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Group 1 Automotive, Inc. 401(k) Savings Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Group 1 Automotive, Inc. 401(k) Savings Plan
/s/ J. Brooks O’Hara
J. Brooks O’Hara
Vice President, Human Resources Plan Administrator

June 25, 2010